Exhibit 99.1

Eco Wave Power Finalizes the Production of 10 Floater Units and Commences Installation of the Floaters in the Port of Jaffa, Israel

Stockholm, February 22, 2022 - Eco Wave Power Global AB (publ) (Nasdaq Capital Market:WAVE, Nasdaq Stockholm: ECOWVE) (“Eco Wave Power” or the “Company”) today announced that it had finalized the production of all floaters required for the EWP-EDF One Project, and commenced installation of the floaters to the sea wall in the Port of Jaffa, Israel.

The floaters were delivered and are being installed in accordance with the collaboration agreement between EWP-EDF One Ltd. and Lesico Ltd. (“Lesico”). The project’s next steps are the installation of all 10 floater units, a test run in real conditions and the official connection of the power station to the grid. The system functionality and capacity tests are expected to be conducted by the end of the second quarter of this year.

“The installation of the first floater is a significant progress toward the first grid-connected wave energy array installation in Israel” stated Inna Braverman, Chief Executive Officer of Eco Wave Power. “Preparation for the installation of all remaining floaters on the external side of the Jaffa Port breakwater is in advanced stages and we are relishing over the prospect of being operative soon in the Mediterranean waves.”

The installation of the floaters is all made from the land side, as opposed to the traditional use of expensive ships and divers for equipment installation in offshore wave energy installations. This further emphasizes the simplicity of the onshore nature in the work programming of Eco Wave Power’s floaters shipment and installation technology.

“Our goal is to generate electricity during the third quarter of this year,” added Ms. Braverman. “This is a key milestone in the overall development of the Eco Wave Power technology, and we believe that the results are expected to enable us to take important steps toward the commercial rollout of our pioneering technology.”

When completed, the EWP-EDF One wave energy project will include 10 floaters connected to one conversion unit, which is already installed onsite. The EWP-EDF One conversion unit is located on land, similar to a normal power station, which enables easy access for operation and maintenance. This highlights the significant advantages of the Eco Wave Power’s onshore technology in comparison to offshore solutions.

The floaters and supporting structures were constructed and are being installed in Israel by Lesico, which has more than 50 years of experience in providing engineering, construction, operation and maintenance services for infrastructure projects, while conducting research and development for clean-tech technologies.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

Vator Securities is the Company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, or accessible through, the website mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

For additional investor/media inquires, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Allison & Partners

EcoWavePower@allisonpr.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses the project’s next steps, that the system functionality and capacity tests are expected to be conducted by the end of the second quarter of this year, the prospect of being operative soon in the Mediterranean waves, its goal to generate electricity in the third quarter of this year, its belief that that the results of the EWP-EDF One project are expected to enable Eco Wave Power to take important steps toward the commercial rollout of Eco Wave Power’s pioneering technology, that the EWP-EDF One wave energy project will include 10 floaters connected to one conversion unit, and the significant advantages of the Eco Wave Power’s onshore technology in comparison to offshore solutions. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.